STEMGEN, INC.

8280 Willow Oaks Corporate Drive, Suite 600  Fairfax, Virginia  22031. Telephone: (703) 797-8111

INFORMATION STATEMENT PURSUANT TO REGULATION 14E OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

June 13, 2014

We are furnishing this Information Statement to all of our shareholders of record at the close of business on June ___, 2014 of our Common Stock, $0.01 par value

This notice is required by Section 14E of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY INTRODUCTION

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the Majority of the Board of Directors

June 13, 2014

INTRODUCTION AND CHANGE OF CONTROL

We are furnishing this Information Statement to all of our shareholders of record at the close of business on June 13, 2014 of our Common Stock, $0.01 par value. This notice is required by Section 14E of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (“SEC”).

StemGen, Inc., a Delaware corporation (“StemGen”), has entered into a Purchase Agreement with Landor Investment Corp., a Panamanian corporation (“Landor”). The Purchase was completed on June 12, 2014. As a result, Landor owns a majority of the voting stock of StemGen which will elect a majority of the board of directors. The Purchase has been unanimously approved by the directors of StemGen.

Under the Purchase Agreement, Robert Wilson was elected director followed by the resignation of Robert J. Lynch, Jr. and Thomas E. McMahan from all offices and positions with StemGen. C.W. Gilluly will resign from all offices and positions with StemGen after the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to StemGen’s shareholders (“Effective Date”). Robert Wilson will serve until his successor is elected and qualified.

Because of the change in ownership and the composition of the board upon completion of the Purchase, there will be a change in control of StemGen.

Please read this Information Statement carefully. It describes the terms of the Purchase under the Purchase Agreement and its effect on StemGen and contains biographical and other information concerning the executive officers and directors after the Purchase. Additional information about the Purchase and Landor is contained in StemGen’s Current Report on Form 8-K dated June 12, 2014, which will be filed with the SEC on the next business day. All StemGen filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of StemGen filings may be obtained from the SEC’s website at http://www.sec.gov.

THE PURCHASE AGREEMENT

On May 20, 2014, StemGen and Landor entered into the Purchase Agreement pursuant to which Landor will acquire a majority of the outstanding equity interests of StemGen.

The Purchase was completed on June 12, 2014 by the issuance of 10,000,000 shares of Common Stock, to Landor in exchange for a purchase price of $.0297 per share.  Landor owns a majority of the outstanding equity interests and voting rights of StemGen.  The Purchase has been approved by the directors of StemGen.

Immediately following the Purchase, three of the present officers and directors were replaced by the officers and directors described above.  See - Proposed Executive Officer and Director after the Purchase.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock of the Company owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of the Company after giving full effect to the transactions contemplated by the Purchase Agreement.

Name of Beneficial Owner of Shares	Amount and Nature of Beneficial Ownership	Percentage of Class (3)

Landor Investment Corp.	10,000,000	99.23

Robert J. Wilson (1)	0	0

C.W. Gilluly (1)(2)	0	0

All officers, directors, and beneficial owners as a group	10,000,000	99.23

(1)	The person listed is an officer and/or director of the Company.

(2)	The person listed will resign all offices 10 days after mailing of this Information Statement.

(3)
The percentages listed in the percent of class column are based upon 10,183,365 issued and outstanding shares of the Company’s common stock, the number after giving full effect to the transaction contemplated by the Purchase Agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

On June 12, 2014, StemGen and Landor completed the Purchase Agreement pursuant to which Landor acquired a majority of the outstanding equity interests of StemGen. The Company issued 10,000,000 shares of Common Stock, to Landor in exchange for a purchase price of $.0297 per share. As a result, Landor owns a majority of the outstanding equity interests and voting rights of StemGen. Immediately following the Purchase, three of the present officers and directors were replaced by the officers and directors described above.

As of the date of this Information Statement, we do not have a written related-person transactions policy. However, as we increase the size of our Board and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions” as described by Item 4 of Regulation S-K promulgated under the Exchange Act.

CORPORATE GOVERNANCE

Board Committees

To date, our board of directors has not created a compensation committee, nominations and governance committee or other committees performing similar function due to the size of our Board and the Board’s determination that it has been premature at this early stage of the Company’s management and business development to form such committees. As the Company’s management and business development progresses, and the size of our Board increases, our Board intends to create the aforementioned committees and adopt respective charters of each committee formed in compliance with established corporate governance requirements. To date, our full board of directors has performed all of the functions of these committees. Our Board has determined that its members do not currently include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Leadership Structure and Director Independence

Currently, C.W. Gilluly serves as our Chief Executive Officer and Chairman of the Board. We do not currently separate the roles of Chief Executive Officer and Chairman of the Board because the current size of our Board and executive team, as well as the early stage of our management and business development, makes such separation of these roles difficult.

We currently do not have any “independent” directors, as that term is defined under Nasdaq listing rules. We believe that Robert J. Wilson will not be “independent,” as that term is defined under the Nasdaq listing rules.

Meetings of the Board of Directors; Board Compensation

Our Board held separate Board meetings and Audit Committee meetings during the Company’s fiscal year ending June 30, 2013. We did not hold an annual meeting of security holders during 2013. No compensation was paid to our directors for attendance at any meetings during 2013. Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Stockholder Communications

Our Board does not currently provide a process for stockholders of the Company to send communications to our Board of Directors. Our management believes that until this point in the Company’s development, it has been premature to develop such processes given the limited issuance and liquidity of our common stock. However, our new management may establish a process for shareholder communications with the Board in the future.

VOTING SECURITIES

As of June 12, 2014, before giving effect to the transactions contemplated by the Purchase Agreement, we had 183,365 shares of common stock issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

General Information

Currently, our Board consists of C.W. Gilluly and Robert J. Wilson. Robert J. Lynch, Jr. and Thomas E. McMahan resigned all positions upon consummation of the Purchase Agreement. C.W. Gilluly will resign from all offices and positions with StemGen on the Effective Date. Following the resignation of C.W. Gilluly, the Board will consist of one person who will serve until the next annual meeting of stockholders or until his successor is elected and qualified.

Business Experience of Director

The following table sets forth certain information with respect to the person who will be the sole member of the Board following the Effective Date:

Name	Age	Position Held

Robert J. Wilson	57	President, Chief Executive Officer and Director

Set forth below is information relating to the business experience of our sole director and executive officer.

ROBERT J. WILSON

Mr. Wilson has a broad background with over 25 years of experience in public accounting, industry and compliance consulting. From 2002 until the present, he has been a partner with Forte Group, LLC, a management consulting, merger and acquisition firm where he worked with clients in energy, IT and healthcare. He is currently the Chief Executive Officer of On the Move Systems, Inc. He has worked in the securities industry for more than 25 years providing financial and compliance consulting for several investment banking firms and broker dealers. He served on the Board of Arbitration for the National Association of Securities Dealers, and has been the Board Audit Chairman for several small public companies and was on the board of Source One Healthcare professionals from 2011 – 2013. He is a Certified Public Accountant, was a member of the NASD Board of Arbitrators and has several FINRA Security Licenses. He is a Certified Public Accountant, and holds a bachelor's degree from Houston Baptist University in Accounting and Management.

Significant Employees

None.

Family Relationships

There are no family relationships between the directors and executives because all positions are served by one person.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past ten years.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all compensation paid or accrued by us to our President and Chief Executive Officer, during the fiscal year ended June 30, 2013.  Neither Mr. Gilluly nor any other officer receives compensation in excess of $100,000 per year.

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation (2)($)	Total ($)

C.W. Gilluly,	2013	0	0	0	0	0	0
Chairman, President and Chief Financial Officer	2012	0	0	0	0	0	0

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our Company for the benefit of our employees.

We have no consulting or employment agreements with any person.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, the Company’s bylaws require no fewer than one director. Currently, there is at least one director of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act and we file reports and other information with the SEC. The public may read and copy any materials the Company files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC, which can be found at the web site address http://www.sec.gov.

STEMGEN, INC.

DATED: JUNE 13, 2014